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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        UGOMEDIA INTERACTIVE CORPORATION

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   90351R 10 6
                                 (CUSIP Number)

                                 February 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


-------------------------------------
CUSIP NO. 90351R 10 6
-------------------------------------




-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Richard Howard Griffiths  ###-##-####
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS

         SC
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               1,000,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                      1,000,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.78%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------




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Item 1.  Security and Issuer.
         -------------------

Common Stock of UgoMedia Interactive Corporation, 1020 North Johnson, Bay City, Michigan 48708.


Item 2.  Identity and Background.
         -----------------------

(a) NAME OF PERSON FILING
Richard Griffiths

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE
212 Avenue Road, Toronto, On M4K 1L5 CANADA

(c) OCCUPATION
Richard Griffiths serves as Managing Director of Delwada Finvest Ltd., a merchant banking firm in Toronto.

(d) CRIMINAL PROCEEDINGS
None.

(e) CIVIL PROCEEDINGS
None.

(F) CITIZENSHIP
Canadian.

Item 3. Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

The subject shares were acquired by Mr. Griffiths for services rendered to the Issuer pursuant to a Consulting Agreement with the Issuer, dated as of January 7, 2003 but effective as of February 28, 2003.



Item 4.  Purpose of Transaction.
         ----------------------

The securities were acquired for investment purposes only.




Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Mr. Griffiths beneficially owns an aggregate of 1,000,000 shares of the Issuer.



Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
          -----------------------------------

                  See Exhibit


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

 10.1 Consulting Agreement, dated January 7, 2003, by and between the Issuer and Mr. Griffiths.






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                                SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                        Date: March 27, 2003





                        Signature: /s/ Richard Griffiths
                                  -------------------
                                   R. Griffiths

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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